Exhibit 99.1

Yunji Announces Appointment of Executive President

Hangzhou, CHINA, April 23, 2021 — Yunji Inc. (“Yunji” or the “Company”) (NASDAQ: YJ), a leading membership-based social e-commerce platform, today announced that it has appointed Mr. Wei Ye as Executive President of the Company, which already took effect in April 2021.

Mr. Shanglue Xiao, Chairman and Chief Executive Officer of Yunji, commented, “We are delighted to welcome aboard Wei to the Yunji team. With a proven track-record of success at the executive level, Wei’s seasoned business acumen, significant leadership experience, and intimate knowledge of Chinese consumers will help to fuel our expansion efforts and support our long-term growth strategies. In this role, Wei will oversee some of Yunji’s most crucial business operations, helping us to further refine our operational efficiency, streamline our processes, and generate more sustainable growth. As we continue to develop our differentiated supply chain, build out our dual-growth engine e-commerce model, expand our membership base, and cultivate a vibrant social community, we are confident that this addition to our leadership team will help to accelerate our progress towards our long term goals.”

Mr. Ye has served as executive president of Taiyuan Lionhead Cement Co., Ltd. (SSE: 600539) from September 2020 to April 2021. Prior to that, Mr. Ye served as chief executive officer of Haiercash Co., Ltd. a national consumer finance company in China, from June 2019 to September 2020. Mr. Ye was chief operating officer of Weidai Ltd., from May 2016 to June 2019. Prior to that, he was a general manager of Ping An Financial Technology Co., Ltd., a subsidiary of Ping An Insurance (Group) Company of China, Ltd., from March 2011 to May 2016. Mr. Ye was a marketing director of Alisoft Co., Ltd., a subsidiary of Alibaba Group Holding Limited from June 2009 to December 2010 and a deputy business director of Tencent Holdings Limited, an investment corporation listed on the Hong Kong Stock Exchange, from July 2007 to May 2009. Mr. Ye received his bachelor’s degree in software engineering from Zhejiang University in 2007.

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the quotations from management in this announcement contain forward-looking statements. Yunji may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Yunji’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Yunji’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s e-commerce market; PRC governmental policies and regulations relating to Yunji’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Yunji’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Yunji undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About Yunji Inc.

Yunji Inc. is a leading social e-commerce platform in China that has pioneered a unique, membership-based model to leverage the power of social interactions. The Company’s e-commerce platform offers high-quality products at attractive prices across a wide variety of categories catering to the day-to-day needs of Chinese consumers. In addition, the Company uses advanced technologies including big data and artificial intelligence to optimize user experience and incentivize members to promote the platform as well as share products with their social contacts. Through deliberate product curation, centralized merchandise sourcing, and efficient supply chain management, Yunji has established itself as a trustworthy e-commerce platform with high-quality products and exclusive membership benefits, including discounted prices.

For more information, please visit https://investor.yunjiglobal.com/.

Investor Relations Contact

Yunji Inc.

Investor Relations

Email: Yunji.IR@icrinc.com

Phone: +1 (646) 224-6957

ICR, Inc.

Xinran Rao

Email: Yunji.IR@icrinc.com

Phone: +1 (646) 224-6957